Exhibit 99.2
Capitalization and indebtedness

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 June 2008 in accordance with IFRS:

30 June 2008
$ million
Share capital
Authorized share capital (1)	9,021

Capital shares (2-3)	5,199
Paid-in surplus (4)	10,805
Merger reserve (4)	27,206
Own shares	(329)
Available-for-sale investments	641
Cash flow hedges	183
Foreign currency translation reserve	7,634
Treasury shares	(21,713)
Share-based payment reserve	1,170
Profit and loss account	74,560

BP shareholders’ equity	105,356

Finance debt (5-7)
Due within one year	16,638
Due after more than one year	13,551

Total finance debt	30,189

Total capitalization (8)	135,545

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.

(2)	Issued share capital as of 30 June 2008 comprised 18,805,089,231 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,905,578,464 ordinary shares which have been bought back and held in treasury by BP, and which are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3)	Capital shares represent the ordinary shares of BP which has been issued and is fully paid.

(4)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(5)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 June 2008.

(6)	Obligations under finance leases are included within finance debt in the above table.

(7)	As of 30 June 2008, the parent company, BP p.l.c., had outstanding guarantees totalling US$26,171 million, of which US$26,116 million related to guarantees in respect of borrowings by its subsidiary undertakings. Thus 87% of the finance debt had been guaranteed by BP. BP has no material outstanding contingent liabilities. All of BP’s debt is unsecured.

(8)	There has been no material change since 30 June 2008 in the consolidated capitalization, indebtedness or contingent liabilities of BP.

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